Filed Pursuant to Rule 433

Registration No. 333-177892

Issuer Free Writing Prospectus dated March 11, 2014 relating to

Preliminary Prospectus Supplement dated March 11, 2014 to

Prospectus dated November 10, 2011

Unum Group

Final Term Sheet Relating to

$350,000,000 Aggregate Principal Amount of

4.000% Senior Notes due 2024

This term sheet relates to the senior notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated March 11, 2014 and the prospectus dated November 10, 2011 (including the documents incorporated by reference therein) relating to the notes offering before making a decision in connection with an investment in the notes. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Unum Group (the “Issuer”)

Title of Notes:	4.000% Senior Notes due 2024

Aggregate Principal Amount Offered:	$350,000,000 aggregate principal amount of notes

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Public Offering Price:	99.853% of principal amount

Underwriting Discount:	0.65% of principal amount; $2,275,000 total

Proceeds, before Expenses:	99.203% of principal amount; $347,210,500 total

Stated Maturity Date:	March 15, 2024

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014

Record Dates:	March 1 and September 1

Coupon:	4.000% per annum

Redemption Provision:	Make Whole Call at any time at a discount rate of Treasury plus 20 basis points

Benchmark Treasury:	2.750% due February 15, 2024

Benchmark Treasury Yield:	2.768%

Spread over Benchmark:	125 basis points

Yield to Maturity:	4.018%

Day Count Convention:	30/360

Legal Format:	SEC Registered

CUSIP Number:	91529Y AK2

Listing:	None

Trade Date:	March 11, 2014

Settlement Date:	T+3; March 14, 2014

Joint Book-Running Managers:	J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Regions Securities LLC U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement for this offering if you request them by contacting J.P. Morgan Securities LLC collect at (212) 834-4533, SunTrust Robinson Humphrey, Inc. at (800) 685-4786 and Wells Fargo Securities, LLC at (800) 326-5897.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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